Exhibit 23.2

[KPMG Letterhead]

The Board of Directors
Unibanco - União de Bancos Brasileiros S.A. and
Unibanco Holdings S.A.
São Paulo, SP

July 29, 2004

Dear Sirs,

We consent to the use of our report dated June 9, 2004, with respect to the balance sheets of Credicard S.A. Administradora de Cartões de Crédito as of December 31, 2003 and 2002, and the related statements of earnings, changes in stockholders’ equity and changes in the financial position for the years ended December 31, 2003, 2002 and 2001, which, as described in Note 2 to the said financial statements, have been prepared on the basis of accounting practices accepted in Brazil, incorporated herein by reference and to the reference to our firm under the heading “Independent Accountants” in the Registration Statement on Form F4.

Yours sincerely,

/s/ Giuseppe Masi

Giuseppe Masi
Partner